

May 2, 2007

High Income Municipal Bond Fund

I Class Ticker: SHMIX
U Class Ticker: SHIUX

Fund Type: High Income Municipal Debt

Performance

Average Annual Returns as of March 31, 2007

	Three Month*	Since Inception**
Sit High Income Municipal Fund	**0.90%**	**0.90%**
Lehman Municipal Bond Index	0.80	0.80

*Not Annualized; **Inception Date of 12/31/06

About the Fund

Net Assets (as of 3/31/07):	$9.5 Million
Inception Date:	12/31/06
Lead Manager Tenure:	Since 12/31/06
I Class Ticker Symbol:	SHMIX
I Class Sit Fund Number:	18
I Class CUSIP Number:	82979K-40-7
I Class Minimum Investment Amount:	$150,000
U Class Ticker Symbol:	SHIUX
U Class Sit Fund Number:	19
U Class CUSIP Number:	82979K-30-8
U Class Minimum Investment Amount:	$10,000

Fund Facts

- The Fund seeks high current income that is exempt from federal regular income tax.

Risk-Reward Spectrum


LOW RISK
LOW RETURN
HIGH RISK
HIGH RETURN

Fund Management

Michael C. Brilley

- 39 Years of industry experience.